

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 17, 2012

Via E-mail
Howard Mah
United States Natural Gas Fund, LP
1320 Harbor Bay Parkway, Suite 145
Alameda, California 94502

Re: **United States Natural Gas Fund, LP**
Form 10-K for the fiscal year ended 12/31/2011
Filed February 29, 2012
File No. 001-33096

Dear Mr. Mah:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. Please tell us whether shareholders receive a Schedule K-1 which reports their allocable portion of tax items. If you provide Schedule K-1s to your shareholders, please include a risk factor in future filings to address the issues that investors may face because of this tax treatment.

Item 1. Business, page 1

What are Futures Contracts? page 6

2. We note your disclosure regarding accountability levels. In future filings, please discuss whether the registrant exceeded the accountability levels during the reporting report, and if so, please discuss what actions were taken by the exchanges, if any, and how the registrant responded.

3.   In future filings, please discuss in greater detail the position limits applicable to the registrant. Also discuss, if applicable, whether the registrant reached the position limits during the reporting period and the registrant's investment strategy as a result of reaching those positions limits.

Fees of USNG, page 11

4.   We note your disclosure that USCF is responsible for paying the custodian fee. However, in the Custodian Agreement, it appears that USNG is responsible for this fee. Please advise. We may have further comments.

5.   In future filings, please also clarify whether USCF is contractually obligated to pay the expenses described in the table on the top of page 12.

6.   In future filings, please separately disclose amounts paid and amounts accrued.

7.   Please tell us whether you ever need to incur costs to rebalance your portfolio to track your benchmark. If so, please include such expenses in your fee disclosure in future filings.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations and the Natural Gas Market, page 42

8.   We note that you have identified Merrily Lynch Professional Clearing Corp as your initial authorized purchaser. In future filings, please clarify if this company served as your authorized purchaser for all subsequent offerings. Please also revise your disclosure in this section in future filings to identify any additional authorized purchasers.

9.   We note your disclosure on pages 47 through 50 regarding factors that have impacted or are most likely to impact USNG's ability to track its Benchmark Futures Contract. We also note your disclosure on these pages that highlights how USNG has underperformed the benchmark in each of the last three fiscal years. In future filings, please revise your MD&A to discuss known material trends, if any, that will continue to impact SNG ability to track the benchmark.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk.

Over-the-Counter Derivatives (Including Spreads and Straddles), page 61

10.   We note your disclosure of the notional amount of your over-the counter swap transactions. Please tell us the percentage of the notional amount of the registrant's total

assets that are currently invested in over-the-counter swap transactions. Also, provide similar disclosure in future filings.

11.   In future filings, to the extent material, please name the counterparties in your over-the-counter swap transactions.

12.   In future filings, please expand your disclosure to discuss more specifically the board's policy for evaluating the creditworthiness of potential and existing counterparties to OTC Contracts. Please also discuss any general oversight of your manager in assessing such transactions.

13.   In future filings, to the extent material, please supplement your disclosure to the table in this section to discuss in greater detail the types of collateral arrangements that you have in support of your OTC derivatives. Include in such disclosure, the specific types of collateral, a discussion of the custodian and whether such party is independent.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jonathan Wiggins, Staff Accountant, at (202) 551-3694 or Daniel Gordon, Accounting Branch Chief, at (202) 551-3486 if you have questions regarding the financial statements and related matters. Please contact Jerard Gibson, Staff Attorney, at (202) 551-3473 or me at (202) 551-3233 with any other questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Legal Branch Chief

cc: Heather Harker, Esq.
        United States Commodity Funds LLC